UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on July 27, 2005.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SQM
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, July 27, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

     We hereby inform you that the French Arbitration Association (“AFA”) has recently issued a ruling in connection with the process that the companies Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetal SAS (both, “Angibaud”) interposed in Paris, France, during 2002, against Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A. (collectively “SQM”) -subsidiaries of Sociedad Química y Minera de Chile S.A.- for the damages that Angibaud allegedly would have experienced due to the termination of the commercial relationship that existed between both groups.

     Angibaud demanded the amount of approximately Euro$31 million and the AFA, partially accepting this demand, has ordered SQM to pay the total amount of approximately Euro$8 million -including expenses and interests- to Angibaud, in different proportions for Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetal SAS. SQM understands, consequently, that it would need to pay the amount of approximately Euro$5 million considering that the ruling establishes that approximately Euro$6 million -of said approximately Euro$8 million- must be directly paid to Generale de Nutrition Vegetal SAS of which SQM owns 50%.

     SQM currently maintains provisions in the amount of US$1.5 million in order to carry out any payments related to the above. The parties may still use legal actions against this ruling.

     We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

     We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

     Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: July 27, 2005